Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

MATERIAL FACT

ITAÚ UNIBANCO HOLDING S.A. announces to its shareholders that the Board of Directors, meeting on July 31, 2017, approved the declaration of interest on capital complementary to the dividends paid monthly during the first half for account of the mandatory dividend for fiscal year 2017, in the amount of R$0.39900 per share, which shall be paid out on August 25, 2017, based on the shareholding position as of the close of business on August 14, 2017 and with retention of 15% of income tax at source, resulting in net interest of R$0.33915 per share, with the exception of corporate shareholders able to substantiate immunity or exemption.

São Paulo (SP), July 31, 2017.

MARCELO KOPEL

Investor Relations Officer